FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 3, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Press Release dated June 3, 2003

Exhibit 2       Material Change Report

NDT VENTURES LTD.

PRESS RELEASE

June 3, 2003                                                                                                                                           #03-14

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

SOUTH VOISEY BAY UPDATE

NDT Ventures Ltd. (TSXV:NDE) is pleased to provide an update on exploration being conducted on the South Voisey Bay Project by Falconbridge Limited.  Falconbridge has reported that the interpretation of the deep penetrating airborne MegaTEM survey over the SVB Project has now been completed.  The survey has identified nine conductive trends which will now be subject to ground geophysical follow-up to select and accurately locate targets for diamond drilling.

In the North Gabbro area, on ground held by SVB Nickel Company Ltd. (‘SVBN’), and adjacent properties, there are six conductive trends that have been identified by the MegaTEM survey.  The ground follow-up will consist of widely spaced AMT electromagnetic (‘EM’) ground geophysics to be followed by large loop EM surveys.  The ground follow-up will be in the general area of the highest grades and nickel tenors intersected on the SVB Project to date.

Three conductive trends, on strike with known gabbros, have been identified by the MegaTEM survey in the South Gabbro area on ground held entirely by SVBN.  Ground follow-up will consist of large loop EM surveys.

In addition, three conductive trends on the eastern portion of the SVBN property and one on the northern portion of the SVBN property, have been selected for follow-up in the field prior to a decision to carry out ground geophysics.

High priority anomalies will be selected for diamond drilling.  The 2003 program is being carried out by Falconbridge Limited.  Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period.   Falconbridge had spent approximately $2.3 million to the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

There are four ownership blocks in the South Voisey Bay Project including the wholly owned SVBN property, and the SVBN/Pallaum Minerals joint venture property.

The ownership of SVBN is comprised of: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; and UC Resources Ltd. 5.40%.  SVBN has a 75% interest in the SVBN/Pallaum joint venture property.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.

Reporting Issuer

NDT VENTURES LTD. (the “Issuer”)

 860 - 625 Howe Street,

Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545

Item 2:

Date of Material Change

May 28, 2003, May 29, 2003 and June 3, 2003

Item 3:

Press Release

Press releases dated May 28, 2003, May 29, 2003 and June 3, 2003 were released in Vancouver, B.C.

Item 4.

Summary of Material Change

On May 28, 2003, the Issuer provided assay results from the recently completed drilling program on the CC Project, Nevada.

On May 29, 2003, the Issuer announced its diamond exploration program plans for the Melville Peninsula diamond properties situated in Nunavut.

On June 3, 2003, the Issuer provided an update on exploration work being conducted on the South Voisey Bay Project.

Item 5.

Full Description of Material Change

The Issuer has received assay results from the thirteen drill holes recently completed on the CC Project, Nevada. The target on the CC Project is a 2 metre wide Main Vein central to a larger vein system consisting of footwall and hanging wall stockworks and splay veins. The Project is located within the Walker Lane Mineral Belt of western Nevada and immediately adjacent to the Bell Mountain project.

Thirteen reverse circulation drill holes, totaling 481 metres, were completed in late April on the CC Project.  Drill holes were spaced over a strike length of approximately 300 metres and angled into the vein system at between 45 and 80 degrees. The objective of the program was to establish continuity of the vein system at relatively shallow levels below mineralized vein outcrops.

All sampling was completed on 3-foot intervals, with assaying conducted by ALS Chemex in Reno, Nevada.  Highlights of results include intersections of 15 feet grading 2.78 g/t gold, 12 feet grading 3.31 g/t gold and 9 feet grading 2.75 g/t gold.  The drilling and sampling was carried out under the direction of Thomas Burkhart, Vice President of Exploration, who is a Qualified Person as defined by NI 43-101.

Drilling confirmed the consistent presence of a Main Vein and the occurrence of hanging-wall and footwall veins and stockworks on strike and down dip.  Two drill holes, CC-1 and CC-6, lost recovery through the main target zones but all other holes did intercept the predicted vein zones with gold and silver results noted as follows:

Drill Hole ID	From (feet)	To (feet)	Width (feet)	Gold (g/t)	Silver (g/t)
CC-2	45	54	9	2.75	72
CC-3	54	63	9	1.83	75
CC-4	21	24	3	1.64	*
and	96	102	6	2.62	50
CC-5	39	42	3	2.3	35
and	129	132	6	1.66	66
CC-7	21	27	6	2.72	45
And	45	60	15	2.78	64
CC-8	54	60	6	1.60	40
And	99	102	3	4.42	112
CC-9	63	69	6	3.12	92
And	72	75	3	1.64	68
And	81	84	3	3.70	59
And	93	96	3	1.13	*
CC-10	42	45	3	1.01	*
And	78	84	6	2.31	54
And	99	111	12	1.80	38
And	117	120	3	1.72	36
CC-11	42	51	9	1.43	61
And	84	87	3	1.49	42
CC-12	72	78	6	1.79	*
And	87	99	12	3.13	114
CC-13	21	27	6	1.32	*
And	66	72	6	1.49	60

* less than 30 g/t Silver

The Issuer and Navigator Exploration Corp. (“Navigator”) are planning to conduct a program of airborne magnetic surveying, till sampling and prospecting during summer 2003 under a budget estimated at $600,000 on their recently optioned Melville Peninsula diamond properties.

These landholdings consist of three separate blocks of permits (Fury, Sarcpa and Gem) situated within 50 to 190 km of the AV-1 kimberlite, approximately 850 km northwest of Iqaluit, Nunavut.  AV-1, discovered by Stornoway Ventures Ltd. and Northern Empire Minerals Ltd., has yielded a total of 1373 diamonds from caustic fusion of a 946kg composite sample of kimberlite.

The northern Fury property comprises 17 prospecting permits (~590,000 acres) situated between the five and a half million-acre Aviat property (host to AV-1) and De Beers Canada Exploration Inc.’s eight million acre property on Baffin Island.  The central Sarcpa property consists of five prospecting permits (~350,000 acres) south of AV-1. The southern Gem property (three permits – ~109,000 acres) covers ultramafic occurrences mapped by the Geological Survey of Canada between 1976-77.  The nature of these ultramafic rocks is not known at the present time, but they appear to range in size from 100-150 to 400 metres in diameter.

The Issuer and Navigator may earn a 60% collective interest (30% interest each) in these Melville Peninsula properties from Northern Empire Minerals Ltd., Stornoway Ventures Ltd. and Hunter Exploration Group by funding all permit acquisition costs (complete), issuing 100,000 shares and warrants of each company (complete) and incurring $1 million in exploration costs.

Falconbridge Limited is conducting exploration work on the South Voisey Bay Project.  Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period.   Falconbridge had spent approximately $2.3 million to the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

Falconbridge has reported that the interpretation of the deep penetrating airborne MegaTEM survey over the SVB Project has now been completed.  The survey has identified nine conductive trends, which will now be subject to ground geophysical follow-up to select and accurately locate targets for diamond drilling.

In the North Gabbro area, on ground held by SVB Nickel Company Ltd. (‘SVBN’), and adjacent properties, there are six conductive trends that have been identified by the MegaTEM survey.  The ground follow-up will consist of widely spaced AMT electromagnetic (‘EM’) ground geophysics to be followed by large loop EM surveys.  The ground follow-up will be in the general area of the highest grades and nickel tenors intersected on the SVB Project to date.

Three conductive trends, on strike with known gabbros, have been identified by the MegaTEM survey in the South Gabbro area on ground held entirely by SVBN.  Ground follow-up will consist of large loop EM surveys.

In addition, three conductive trends on the eastern portion of the SVBN property and one on the northern portion of the SVBN property have been selected for follow-up in the field prior to a decision to carry out ground geophysics.

High priority anomalies will be selected for diamond drilling.

There are four ownership blocks in the South Voisey Bay Project including the wholly owned SVBN property, and the SVBN/Pallaum Minerals joint venture property.

The ownership of SVBN is comprised of: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; and UC Resources Ltd. 5.40%.  SVBN has a 75% interest in the SVBN/Pallaum joint venture property.

Item 6.

Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No material information has been omitted.

Item 8.

Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President or D. Bruce McLeod, Vice President at (604) 687-7545 who is knowledgeable about the material change and the report.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 3rd day of June, 2003

NDT VENTURES LTD.

Per:

“signed”

Fred G. Hewett, President

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: June 3, 2003